UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
0-21086
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): [  ]Form 10-K   [  ]Form 20-F   [  ]Form 11-K   [X] Form 10-Q   [  ]Form N-SAR

For Period Ended: For quarter ended September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Global Industries, Ltd. Full Name of Registrant
N/A Former Name if Applicable
8000 Global Drive Address of Principal Executive Office (Street and Number)
Carlyss, Louisiana 70665 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
..

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Global Industries, Ltd. (the "Company" or "Global") was unable to file by the due date of November 9, 2005 its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the "Third Quarter Report") due to the effects of Hurricane Rita. Although Hurricane Rita caused only minor damage to Global's productive assets and corporate headquarters in Carlyss, Louisiana, the catastrophic effects of the storm on Southwest Louisiana did seriously disrupt the Company's access to the personnel, facilities and information technology resources needed to close its financial accounting books for the third quarter and prepare and review the Third Quarter Report and the related disclosures. This delay was primarily caused by the temporary dislocation of Global's corporate accounting personnel and the lack of basic services in the Greater Lake Charles, Louisiana region during the weeks immediately following landfall of the storm. Although Global's employees made every effort to minimize the disruption to the Company's administrative activities, the Company was unable to recapture the time that was lost during the immediate aftermath of the storm.  The Company currently expects to file the Third Quarter Report by November 29, 2005.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Timothy W. Miciotto (Name)	(337) (Area Code)	583-5000 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes	[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the delay in the closing of the Company's financial accounting books for the third quarter of 2005, the Company is still in the process of preparing the Company's earnings statement for the three and nine months ended September 30, 2005 and thus, management is unable to make a reasonable and accurate estimate of the Company's results of operations for such periods at this time. The Company expects to issue its third quarter 2005 results on November 16, 2005 by press release.

Global Industries, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November 9, 2005                  By: /s/ TIMOTHY W. MICIOTTO

                                                            Name: Timothy W. Miciotto

                                                            Title: Senior Vice President and Chief Financial Officer